UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:

Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1 (a) NAME OF ISSUER (Please type or print)				(b) IRS ID No.		(c) SEC File No.
Uranium Star Corp.				20-0803512		000-51151
1 (d) ADDRESS of ISSUER						(e) TELEPHONE
Street			City	State	Zip Code	Area Code	Numbers
901-141 Adelaide Street West			Toronto	Ontario	M5H 3L5	416	364-4986
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD			(b) IRS ID No.	(c) RELATIONSHIP TO ISSUER		(d) ADDRESS Street, City, State, Zip Code
Richard E. Schler				Director, Officer		901-141 Adelaide St. W., Toronto, ON M5H 3L5
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number
3 (a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold	(d) Aggregate Market Value	(e) Number of Shares or Other Units Outstanding	(f) Approximate Date of Sale (MM/DD/YY)	(g) Name of Each Securities Exchange
Common Shares	Octagon Capital Corporation 4th Floor, 181 University Ave., Toronto, Ontario M5H 3M7		271,333	$325,600	66,506,850	03-13-07 and thereafter	OTCBB

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares	03/01/2007	Exercise of stock options	Uranium Star Corp.	271,333	03/01/2007	Cashless exercise

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
----	---	---	Nil	---

REMARKS:

March 13, 2007	/s/ Richard Schler
DATE of NOTICE	SIGNED